VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE Washington, D.C. 20549

August 24, 2022

Re:

EvolveX Equity Fund, LLC

Amendment No.2 to Offering Statement on Form 1-A

File No. 024-11892

To Whom It May Concern:

On behalf of EvolveX Equity Fund, LLC (the “Company”), I hereby request qualification of the above-referenced amended offering statement at 1:30PM, Eastern Time, on Monday, August 29, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Rodman Schley

Rodman Schley

Managing Member, Chief Executive Officer